1003197

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 23, 2004, Series 2004-2	**333-111379**

Name of Person Filing the Document
(If Other than the Registrant)





04041316


SEC MAIL PROCESSING
RECEIVED
AUG 24 2004
WASH. D.C.
185
SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 23, 2004

FINANCIAL ASSET SECURITIES CORP.



By: ____________________

Name:

Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RBS Greenwich Capital

RBS Greenwich Capital

RBS Greenwich Capital

RBS Greenwich Capital

RBS Greenwich Capital

RBS Greenwich Capital

RBS Greenwich Capital

RBS Greenwich Capital

RBS Greenwich Capital

RBS Greenwich Capital

RBS Greenwich Capital

RBS Greenwich Capital

RBS Greenwich Capital

RBS Greenwich Capital

RBS Greenwich Capital

RBS Greenwich Capital

RBS Greenwich Capital

RBS Greenwich Capital

Loan Number	Originator Loan #	Servicer Loan #	City	State	Zip Code	Occupancy	Property Type
[illegible]	[illegible]		CHICAGO	IL	[illegible]	[illegible]	Two-Four Family
[illegible]	[illegible]		SALT LAKE CITY	UT	84119	Primary	Single Family
[illegible]	[illegible]		KALAMAZOO	MI	[illegible]	Primary	Single Family
[illegible]	[illegible]		BAKERSFIELD	CA	93313	Primary	Single Family
[illegible]	[illegible]		ATTLEBORO	MA	[illegible]	Primary	Single Family
[illegible]	[illegible]		PACOIMA	CA	[illegible]	Primary	Single Family
[illegible]	[illegible]		ERIE	PA	[illegible]	Primary	Single Family
[illegible]	[illegible]		DOS PALOS	CA	[illegible]	Primary	Single Family
[illegible]	[illegible]		[illegible]	MI	[illegible]	Primary	Single Family
[illegible]	[illegible]		CHULA VISTA	CA	[illegible]	Primary	PUD
[illegible]	[illegible]		OVERLAND PARK	KS	[illegible]	Primary	Single Family
[illegible]	[illegible]		SAN LEANDRO	CA	[illegible]	Primary	Single Family
[illegible]	[illegible]		SOUTH ROCKWOOD	MI	[illegible]	Primary	Single Family
[illegible]	[illegible]		LAKEWOOD	CO	[illegible]	Primary	Single Family

RBS Greenwich Capital

RBS Greenwich Capital

RBS Greenwich Capital